FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September 2003


                        Commission File Number 333-13944


                        Mahanagar Telephone Nigam Limited
                        ---------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
                        ---------------------------------
                 (Translation of Registrant's name into English)


                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                                New Delhi 110 001
                                      India
                        ---------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__      Form 40-F ____


   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

   Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

   Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ___    No __X__

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

         Attached hereto is a copy of the reviewed financial results under Indian GAAP for the quarter ended June 30, 2003 and the related report of M/s V.K. Verma & Co.



---------------------------------------------------------------------------------------------------------------|
                             MAHANAGAR TELEPHONE NIGAM LIMITED                                                 |
---------------------------------------------------------------------------------------------------------------|
                               (A Govt. of India Enterprise)                                                   |
---------------------------------------------------------------------------------------------------------------|
                                                                                            Rs in Million      |
---------------------------------------------------------------------------------------------------------------|
                    REVIEWED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED ON 30.06.2003                        |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
Sl.No.       | Particulars                                |[REVIEWED]       | [UNAUDITED]     | [AUDITED]      |
             |                                            |-----------------|-----------------|----------------|
             |                                            |-----------------|-----------------|----------------|
             |                                            |  Three months   |  Corresponding  |  Previous Year |
             |                                            |    ended on     | three months of |      ended     |
             |                                            |   30-06-2003    |   the previous  |       on       |
             |                                            |                 |    year ended   |   31-03-2003   |
             |                                            |                 |        on       |                |
             |                                            |                 |    30-06-2002   |                |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
             |                                            |                 |                 |                |
             |                                            |                 |                 |                |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
             |                                            |                 |                 |                |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
      1      | Net Income from Services                   |         15288.20|         14936.54|        58065.30|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
      2      | Other Income                               |           451.00|           415.71|         2241.35|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
             | Total                                      |         15739.20|         15352.25|        60306.65|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
      3      | Total Expenditure                          |                 |                 |                |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
           a.| Staff Cost                                 |          3334.56|          3889.76|        14338.53|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
           b.| Admn./Operative Expenditure                |          2200.89|          2037.23|        10108.21|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
           c.| Licence Fee                                |          1958.55|          1588.39|         5818.16|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
           d.| Revenue Sharing                            |          1991.36|          2046.56|         8445.58|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
      4      | Interest                                   |            84.92|             8.56|          328.19|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
      5      | Depreciation                               |          2256.39|          2178.51|         8670.42|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
             | Total                                      |         11826.67|         11749.01|        47709.09|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
      6      | Profit Before Tax                          |          3912.53|          3603.24|        12597.56|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
      7      | Provision for Taxation                     |          1264.53|          1104.50|         3600.32|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
      8      | Prior period adjustments                   |                 |                 |          225.69|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
      9      | Net Profit                                 |          2648.00|          2498.74|         8771.55|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
     10      | Paid up equity share capital               |                 |                 |                |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
             | Face value of Rs.10/-each.                 |                 |                 |         6300.00|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
     11      | Reserves excluding                         |                 |                 |                |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
             | Revaluation Reserve (As at 31.03.2003)     |                 |                 |        88669.73|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
     12      | EPS                                        |                 |                 |                |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
             | Basic/Diluted (in Rs.)                     |             4.20|             3.96|           13.92|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
     13      | Aggregate of non-promoter                  |                 |                 |                |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
             | shareholding:-                             |                 |                 |                |
-------------|--------------------------------------------|-----------------|-----------------|----------------|
           a.| Number of shares                           |                 |                 |       275627260|
-------------|--------------------------------------------|-----------------|-----------------|----------------|
           b.| Percentage of shareholding                 |                 |                 |          43.75%|
-------------|--------------------------------------------|-----------------|-----------------|----------------|

Notes:

      1       The un-audited results have been reviewed by the Audit Committee & taken on record by the Board of Directors in their meeting held on 31-07-2003.

      2       Previous period /year figures have been regrouped/rearranged wherever necessary.


              As per our report of even date             For & on behalf of the Board of Directors
              For V.K Verma & Co
              Chartered Accountants


              (Pradeep Verma)                            (R.S.P.Sinha)
              Partner                                    Director (Finance)

Place:  New Delhi
Date :  23-08-2003



----------------------------------------------------------------------------------------------------------|
                      REVIEWED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED                         |
----------------------------------------------------------------------------------------------------------|
                               FOR THE THREE MONTHS ENDED ON 30/06/2003                                   |
----------------------------------------------------------------------------------------------------------|
                                                                                            Rs. in Million|
----------------------------------------|----------------------------------|---------------|--------------|
Particulars                             |       Business Segments          | Unallocable   |    Total     |
----------------------------------------|----------------|-----------------|               |              |
                                        |Basic Services  |    Cellular     |               |              |
----------------------------------------|----------------|-----------------|---------------|--------------|
Income from Services                    |        14967.95|          435.64 |       -115.39 |      15288.20|
Inter Unit Income                       |            0.00|            0.00 |          0.00 |          0.00|
Other Income                            |           79.82|           22.74 |        348.44 |        451.00|
Total:                                  |        15047.77|          458.38 |        233.05 |      15739.20|
Segment result before interest/         |                |                 |               |              |
 extra- ordinary items and Tax          |         3332.21|          107.11 |        558.13 |       3997.45|
Less: Interest                          |           84.64|            0.28 |          0.00 |         84.92|
Profit before Extra-ordinary            |                |                 |               |              |
items and Tax                           |         3247.58|          106.83 |        558.12 |       3912.53|
Less: Prior period items                |            0.00|            0.00 |          0.00 |          0.00|
Profit before tax                       |         3247.58|          106.83 |        558.12 |       3912.53|
Less: Provision for Tax                 |            0.00|            0.00 |       1264.53 |       1264.53|
Profit after tax                        |                |                 |               |       2648.00|
                                        |                |                 |               |              |
                                        |                |                 |               |              |
Segment Assets                          |       101829.35|         2597.12 |      96095.98 |     200522.45|
Segment Liabilities                     |        54186.87|         1509.62 |      45066.51 |     100763.00|
Capital Employed                        |        47642.48|         1087.50 |      51029.47 |      99759.45|
Segment Depreciation                    |         2202.31|           52.51 |          1.57 |       2256.39|
----------------------------------------------------------------------------------------------------------|

   The Board of Directors
   Mahanagar Telephone Nigam Limited
   New Delhi


   LIMITED REVIEW REPORT OF MAHANAGAR TELEPHONE NIGAM LIMITED- Period Ended 30-06-2003.

1. We have reviewed the accompanying statement of un-audited financial results of Mahanagar Telephone Nigam Limited, for the three months period ended 30th June 2003. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.


2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.


3. The unaudited financial results of Mumbai, Delhi & MS Units of the company have been reviewed by the other Chartered Accountants firms, who were appointed by the management for the purposes of review of the un-audited financial results of the respective units to be considered in the preparation of results as per clause 41 of the Listing Agreement for the three months ended 30-06-2003.The review reports of the auditors of Mumbai Delhi & MS Units on three month financial results have been forwarded to us & the same have been suitably dealt with in our limited review report on the un-audited financial results of the company for the three month period ended 30th June 2003.

4. Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure -"A" to this report, that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.


                                             For M/s V.K Verma & Co.
                                               Chartered Accountants



New Delhi                                    (Pradeep Verma)
Dated : 23-08-2003                                 Partner

                                  ANNEXURE A

               ANNEXED TO AND FORMING PART OF THE REVIEW REPORT
            (Referred to in para 4 of our report dated 23.08.2003)


          OBSERVATIONS ON THE UN-AUDITED FINANCIAL STATEMENT FOR THE
                       THREE MONTHS ENDED 30TH JUNE 2003


1. MTNL has adopted the following basis for valuing fixed assets and Capital work in progress, which in our opinion, is not in agreement with Accounting Standard - 10 - "Accounting for Fixed Assets", and Accounting Standard - 6 -"Accounting for Depreciation" issued by the Institute of Chartered Accountants of India:

       (a) The overheads are allocated as a percentage of capital expenditure as prescribed by DOT and not on the basis of identification of directly allocable costs.

       (b) Expenditure on replacement of assets, equipments, instruments and rehabilitation work is capitalized, if it results in enhancement of revenue earning capacity, as stated in Significant Accounting Policy. This, being a technical matter, we have placed reliance on the opinion of the management.

       (c) In some cases, replacement cost of existing fixed assets have been capitalized without any adjustments of the relevant costs and written down value of discarded assets from the fixed assets block. Further in respect of various assets (other than exchange equipments) scrapped / decommissioned during the period, the same are not valued at lower of net book value or realizable value and consequent loss, if any, has not been charged to the Profit and Loss Account. (Refer Significant Accounting Policy)

       (d) The installation charges received from the subscribers are accounted as income and not adjusted against the cost thereof.

The resultant impact of the above on the value of Fixed Assets, Depreciation and value of Capital Work in progress is not ascertainable, in the absence of relevant data.

2. In respect of External Planning unit of Mumbai Unit, the inventory value is exclusive of the cost of materials issued to the various estimates which remain unutilized at the end of the accounting period.

3. In six service units of Mumbai Unit, entries for consumption of inventories /stores for maintenance/capitalization have not been passed.

4. Following items are accounted on cash basis instead of on accrual basis as required by Section 209 of the Companies Act, 1956.

       (a) Interest income/liquidated damages where realisability is uncertain.

       (b) Annual recurring charges of amount up to Rs.0.10 Million each for overlapping period.

       (c)  Income from unmanned PCOs'.

5. The value of the properties where conveyance/lease deeds remain to be executed remains unascertained. The outstanding liability if any, towards lease rent payable also remains unascertained

6. The receivables and payables are subject to confirmation, reconciliation and consequent adjustments.

7. Amount recoverable from DOT/BSNL and amount payable to DOT/BSNL are subject to reconciliation, confirmation and consequent adjustments.

8. Internal audit reports for the quarter ended 30th June 2003 are not available for our perusal.

9. The balance in Subscribers' deposit accounts, Sundry Debtors Control Account, service tax and subsidiary ledgers are subject to reconciliation. The Sundry Debtors Control Accounts and the subsidiary records are subject to reconciliation in respect of balance in subscribers' deposit accounts, interest accrued/due there on, unlinked receipts from subscribers, advance from subscribers. A thorough reconciliation of the metered and chargeable calls generating revenue has not been conducted.

10. In case of Mumbai Unit Provisions For bonus/ex-gratia Rs.909 lacs & depreciation on assets acquired during the period have been made on Ad-hoc basis/ estimated basis In MS-Delhi unit Provision for bonus for the quarter has been made 25% of of the last year payment and adjusted proportionately on the basis of number of employees as on 30.June 2003.However in GSM-Mumbai unit it is provided on Ad-hoc/Estimated basis.

11. Inter unit balances are subject to confirmation, reconciliation and necessary adjustment.

12. We are unable to comment whether all the reciprocal arrangements of the Unit with DOT/BSNL/MTNL - has been accounted for or not.

13. In case of Mumbai Unit the provision for bad and doubtful debts, in respect of spill over cases and wrong billing, as existing at the close of the previous accounting year has not been reviewed. In MS-Delhi unit amount of Provision required for the quarter for Doubtful Debts amounting to Rs. 303.89 Lacs & debtors out standing more then six month, considered good and considered Doubtful Debts are ascertained by the management and relied upon by the Auditors

14. The Bank Reconciliation Statements as at 30th June, 2003 include the unmatched /unlinked credits and debits entries.

15.    Loans and advances include:

       (a) Rs. 40.70 lacs receivable from Electronics Corporation, of India Limited, which includes liquidated damages (Rs. 2.71 lacs, which is unpaid since several year,

       (b) Rs. 69.79 lacs paid towards the acquisition of land; pending adjustments for over three years,

       (c) Rs. 973.91 lacs recoverable from Hindustan Cables Limited include a sum of Rs. 277.05 lacs which pertains to advance made during the period prior to year 2000-01.

       (d) Dues of Rs.326.73 lacs from United India Periodicals Private Limited/United Data Base (India) Private Limited/Sterling Computers Limited, which are the subject matter of claims and counter claims and subject to such consequential adjustments as may be found necessary and

       (e)  Materials given on loan basis Rs.287.82 lacs

No provision has been made in the accounts for the above items.

16. In the absence of complete details, income of Rs 39.09 crores from leased circuits has been taken as certified by the management.

17. Revenue from prepaid services in respect of MS Unit has been recognised on the basis of Sim Activated and its usage output generated through system and certified by the management being a technical matter in MS-Delhi unit. However in GSM-Mumbai unit revenue has been booked on the basis of Sim Card/Recharge coupons sold without considering actual Sim activation and usage.

18. As per suspense list 807757 COR's of MS Unit are lying unmatched in the computer billing system, amount of which is not ascertainable/ascertained.

19. Reconciliation between number of active connection & billed connection has not been done & its consequential effect on the accounts is not ascertainable.

20. The disclosures of the total outstanding dues to small scale industrial undertakings (SSls) and to others as well as the names of the SSls to whom the Delhi Unit owes a sum exceeding Rs. 1 lac, which is outstanding for over 30 days, has not been made as required by Part I of Schedule VI to the Companies Act, 1956. Information required to be furnished, as per the provisions of paragraph 3 (x) (a) and 4D(c) of
       Part II of Schedule VI to the Companies Act, 1956 is not ascertainable. The classification of Sundry Debtors as unsecured without considering the - security deposits that the Unit has received from the subscribers contravenes the requirements of Part I of Schedule VI to the Companies Act, 1956.

21. Income has not booked for amount receivable from VSNL in respect of foreign incoming call terminated at GSM network during the period.

22. Claims payable to others Rs.824.24 lacs appearing in the circle books of MS Unit is subject to reconciliation and consequent adjustments.

23. Based on the legal opinion received by the Company, the management is claiming benefit under section 80IA of the Income Tax Act, 1961. The benefit is claimed on operational profit earned by the Company. Provision for Income Tax for the current quarter has been made after considering such benefit.

24. The overall impact of matters referred to in the foregoing paras on the Statements of unaudited financial results is not determined/ unascertainable.




                                                  For M/s V.K Verma & Co.
                                                    Chartered Accountants



New Delhi                                         (Pradeep Verma)
Dated : 23-08-2003                                        Partner

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Mahanagar Telephone Nigam Limited




                                              By   /s/ R.S.P. Sinha
                                                 ------------------------------
                                                 Name:  R.S.P. Sinha
                                                 Title: Director (Finance)


Date: September 12, 2003